FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June 2004

Commission File Number:  033-97038

BRASCAN CORPORATION
(Translation of registrant's name into English)

BCE Place
Suite 300
181 Bay Street, P.O. Box 762
Toronto, Ontario, Canada  M5J 2T3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form
  20-F or Form 40-F.

Form 20-F                       Form 40-F          X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
  Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
  Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-
  2(b) under the Securities Exchange Act of 1934.

Yes                        No           X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with
  Rule 12g3-2(b): 82- ________

INCORPORATION BY REFERENCE

      The Form 6-K of Brascan Corporation dated May 17, 2004 and the exhibit thereto are hereby incorporated by reference as exhibits to Brascan Corporation’s registration statement on Form F-9 (File No. 333-112049).

EXHIBIT LIST

Exhibit                          Description
99.1                             Press release, dated June 15, 2004, regarding
                                    redemption of Class A, Preference Shares Series 1

SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 17, 2004

                                                                        BRASCAN CORPORATION

                                                                        By:              /s/ Brian Lawson
                                                                                 Name: Brian D. Lawson
                                                                                Title:  Executive Vice President & CFO